Mail Stop 4561

August 1, 2008

Mr. Clent Richardson
President and Chief Executive Officer
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

Re: **Immersion Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 0-27969

Dear Mr. Richardson:

We have reviewed your response letter dated July 24, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2008.

Form 10-K Filed for the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 18. Contingencies, pages 80-82

1.   Please clarify your disclosure in future filings to clearly indicate the range of reasonably possible loss. Currently, it is unclear whether that range is $0 to $27.5 million, $0 to $35.6 million, $27.5 to $35.6 million, or some other amounts.

Exhibits

2.   We note your response to prior comment 1 of our letter dated June 27, 2008. Please explain how you concluded that the company is not materially dependent

on any limited or single source suppliers. Please provide supporting quantitative and qualitative information, to the extent possible, in your response.

3.   We note your assertion in response to prior comment 7 that you are not substantially dependent on Medtronic or Laerdal Medical Corporation. Please provide us with quantitative and qualitative support for your conclusion. For instance, please tell us the nature and extent of the provisions in the agreement with Medtronic, including whether the contract includes a continuing commitment or obligation to buy your products or services, whether the contract provides for any minimum fees, and whether the revenues derived from the contract with Medtronic differ from period to period. In addition, tell us the percentage of revenue that you receive from Laerdal under the collaboration agreement as compared to the amounts received under the separate purchase orders.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief